DM

18006080

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAM SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rancich 212-407-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

OATH OR AFFIRMATION

I, John Rancich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAM SERVICES INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer, Chief Operating Officer

Title

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852847
Qualified in New York County
Commission Expires Feb. 10, 20 22

2/22/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Statement
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2017

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
GAM Services Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GAM Services Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2006.

New York, New York
February 28, 2018

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	383,200
Other assets		37,200
Due from parent company-net		102,100
Total assets	$	522,500

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	75,900
Total liabilities		75,900
Stockholder's equity:		
Common stock, par value $1 per share. Authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Retained earnings		136,900
Total stockholder's equity		446,600
Total liabilities and stockholder's equity	$	522,500

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Income

Year ended December 31, 2017

Revenues:		
Distribution fees	$	392,700
Total revenue		392,700
Expenses:		
Administrative expenses		200,000
Professional fees		126,100
Other expenses		12,700
Total expenses		338,800
Income before income taxes		53,900
Income tax expense		23,400
Net income	$	30,500

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common stock			Additional	Retained	Total
	Shares		Par value	paid-in capital	earnings	stockholder's equity
Balance at beginning of year	100	$	100	309,600	106,400	416,100
Net income					30,500	30,500
Balance at end of year	100	$	100	309,600	136,900	446,600

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	30,500
Adjustments to reconcile net income to net cash used by operating activities:		
Increase in due from parent company-net		(59,800)
Increase in other assets		(4,200)
Net cash used by operating activities		(33,500)
Net decrease in cash and cash equivalents		(33,500)
Cash and cash equivalents:		
Beginning of year		416,700
End of year	$	383,200

Supplemental disclosure:
Income taxes are paid by the Company's Parent.

See accompanying notes to financial statements.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2017

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company's business involves the private placement of unregistered funds (the Funds). The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of GAM USA Inc. (the Parent) which is owned by GAM Group AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the exclusive reference of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal laws are also sources of authoritative U.S. GAAP for SEC registrants. The ASC superseded all existing non-SEC accounting and reporting standards. The Company's financial statements are prepared in accordance with U.S. GAAP, which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers money market funds and other short term investments with maturities at acquisition of less than three months to be cash equivalents.

(c) Revenue Recognition

Pursuant to a service agreement between the Company and the Parent, the Company is the private placement agent for the Funds. For providing such services, the Company receives distribution fees of 0.075% per annum on the net asset value of shares held by U.S. investors in the Funds.

(d) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

(e) Fair Value of Financial Instruments

Financial instruments, which consist of cash and cash equivalents, are reported at their carrying amounts which approximate fair value given the short term nature of this item.

(f) Recent Accounting Pronouncements

In May 2014, the FASB issued ASC 606 "Revenue from Contracts with Customers" that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. As it applies to the Company this standard is effective for annual periods beginning after December 15, 2017. The Company has determined that there will be no significant impact on the financial statements arising from the new standard.

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of income tax for the year ended December 31, 2017 are:

		Current tax expense
Federal	$	15,700
State and local		7,700
Total	$	23,400

The effective tax rate differs from the statutory federal rate of 34% due to state and local income taxes. Effective for the 2018 tax year and beyond the statutory federal rate has been reduced to 21% as a result of legislation enacted in December 2017.

On December 31, 2009, the Company adopted Accounting Standards Codification 740-10-25, *Accounting for Uncertainty in Income Taxes* (ASC 740-10-25). ASC 740-10-25 clarifies the accounting for uncertainty in tax positions and prescribes guidance related to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also requires recognition in the statement of financial condition of the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position. As of December 31, 2017, the Company had no uncertain tax positions that ASC 740-10-25 required be recognized or disclosed in the statement of financial condition. The following is the major tax jurisdiction for the Company and the earliest tax year subject to examination: United States – 2014.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2017, the Company was in compliance with this requirement and had net capital, as defined, of $307,300 exceeding the requirements by $282,300. The Company's aggregate indebtedness to net capital ratio was .25 to 1 at December 31, 2017.

(5) Concentration of Credit Risk

Substantially all of the Company's cash and cash equivalents are on deposit with a major financial institution.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $200,000 for the year ended December 31, 2017.

The Company earned $392,700 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due from parent company-net at December 31, 2017 is an accrued receivable of $136,800 related to these services, an advance payment of $100,000 made to the Parent and payables totaling $134,700 representing amounts pursuant to the expense sharing and tax sharing agreements.

(7) Subsequent Events

The Company has evaluated subsequent events after the statement of financial condition date through February 28, 2018, which represents the date the financial statements were available to be issued. The Company has no material events to report.

SUPPLEMENTAL INFORMATION

Schedule I

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2017

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	446,600
Deduct stockholder's equity not allowed for net capital		—
Deduct non allowable assets		(139,300)
Total stockholder's equity qualified for net capital		307,300
Haircut on securities:		
Money market fund		—
Net capital	$	307,300
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	75,900
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		5,100
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital		282,300
Ratio of aggregate indebtedness to net capital		.25 to 1

No reconciliation is required between the above computation and the computation included in the Company's corresponding unaudited Amended Form X-17A-5 Part IIA FOCUS filing as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

GAM SERVICES INC.

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under SEC Rule 15c3-3
(Schedule II)

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities throughout the most recent fiscal year, without exception, are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

ADDITIONAL REQUIRED INFORMATION

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
GAM Services Inc.:

We have reviewed management's statements, included in the accompanying GAM Services Inc. Exemption Report (the Exemption Report), in which (1) GAM Services Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 28, 2018

GAM Services Inc. Exemption Report

GAM Services Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

GAM Services Inc.

I, John Rancich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Treasurer

Date: February 28, 2018